FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Update on Phase III GY004 trial for cediranib added to Lynparza in platinum-sensitive relapsed ovarian cancer

12 March 2020 07:00 GMT

Update on Phase III GY004 trial for cediranib added to
Lynparza in platinum-sensitive relapsed ovarian cancer

The trial did not meet the primary endpoint of progression-
free survival vs. platinum-based chemotherapy

AstraZeneca and MSD Inc., Kenilworth, N.J., US (MSD: known as Merck & Co., Inc. inside the US and Canada) today announced high-level results from the Phase III GY004 trial, led by NRG Oncology and sponsored by the US National Cancer Institute (NCI), that examined primarily the efficacy and safety of the potential new medicine cediranib added to Lynparza (olaparib) versus platinum-based chemotherapy in patients with platinum-sensitive relapsed ovarian cancer. Ovarian cancer is the eighth most common cause of death from cancer in women worldwide.

The trial did not meet the primary endpoint in the intent-to-treat (ITT) population of a statistically significant improvement in progression-free survival (PFS) with cediranib added to Lynparza versus platinum-based chemotherapy. Cediranib is an oral vascular endothelial growth factor receptor (VEGFR) inhibitor, which blocks the growth of blood vessels supporting tumour growth.

José Baselga, Executive Vice President, Oncology R&D, said: "Despite these disappointing results, we remain committed to expanding on the benefits already demonstrated with Lynparza for patients with advanced ovarian cancer. We will work closely with NRG Oncology and the NCI to review the full results to inform our ongoing research."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: "Ovarian cancer is one of the most difficult tumours to diagnose and treat early. AstraZeneca, MSD and our partners will continue to explore ways to help patients through our joint clinical trial development programme."

The safety and tolerability profiles observed in GY004 were generally consistent with those known for each medicine.

The NCI and NRG Oncology will present the full data at a forthcoming medical meeting.

Ovarian cancer
Ovarian cancer is the eighth most common cause of death from cancer in women worldwide.1 In 2018, there were nearly 300,000 new cases diagnosed2 and around 185,000 deaths.1 Most women are diagnosed with advanced (Stage III or IV) ovarian cancer and have a five-year survival rate of approximately 30%.3 The primary aim of treatment in relapsed ovarian cancer is to delay progression of the disease for as long as possible, therefore increasing the time to re-initiation of chemotherapy with its associated toxicities, and maintaining quality of life for these patients.4,5,6

GY004
GY004 is an open-label, randomised, multicentre, Phase III trial testing the efficacy and safety of the potential new medicine cediranib added to Lynparza, versus Lynparza monotherapy versus standard platinum-based chemotherapy in patients with recurrent platinum-sensitive ovarian cancer, fallopian tube, or primary peritoneal cancer patients, with or without a BRCA mutation.

The GY004 trial is led by NRG Oncology, a non-profit research organisation funded by the NCI, in collaboration with AstraZeneca. The NCI is part of the National Institutes of Health. AstraZeneca provided both cediranib and Lynparza to support the trial through a Cooperative Research and Development Agreement with the NCI.

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination repair, such as mutations in BRCA1 and/or BRCA2. Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death. Lynparza is being tested in a range of PARP-dependent tumour types with defects and dependencies in the DDR pathway.

Lynparza is currently approved in 73 countries, including those in the EU, for the maintenance treatment of platinum-sensitive relapsed ovarian cancer. It is approved in the US, the EU, Japan, China and several other countries as 1st-line maintenance treatment of BRCA-mutated advanced ovarian cancer following response to platinum-based chemotherapy. It is also approved in 58 countries, including the US and Japan, for germline BRCA-mutated, HER2-negative, metastatic breast cancer, previously treated with chemotherapy; in the EU, this includes locally advanced breast cancer. In 2019, Lynparza was additionally approved in the US for the treatment of germline BRCA-mutated metastatic pancreatic cancer. Regulatory reviews are underway in other jurisdictions for ovarian, breast, pancreatic and prostate cancers.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, is approved for the treatment of advanced ovarian cancer, metastatic breast cancer and pancreatic cancer. It has been used to treat over 30,000 patients worldwide. Lynparza has the broadest and most advanced clinical-trial development programme of any PARP inhibitor, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

Cediranib
Cediranib is an oral vascular endothelial growth factor (VEGF) receptor inhibitor that has demonstrated efficacy as a monotherapy and in combination in various cancers. Cediranib has shown anti-tumour activity in many cancers, including ovarian, breast, colorectal, renal, lung, sarcoma and glioblastoma. Cediranib is being evaluated in combination with Lynparza in advanced ovarian cancer in the Phase II CONCERTO trial, Phase II/III GY005 trial (sponsored by the NCI) and Phase III ICON9 trial (sponsored by University College, London).

The AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and potential new medicine selumetinib, a MEK inhibitor, for multiple cancer types. Working together, the companies will develop Lynparza and selumetinib in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and selumetinib in combination with their respective PD-L1 and PD-1 medicines.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With six new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investment that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Angela Fiorin	BioPharmaceuticals	+44 1223 344 690
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (Cardiovascular, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal) Environmental, Social and Governance	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory)	+44 203 749 5631
Tom Waldron	Other medicines	+44 7385 033 717
Craig Marks	Finance Fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access Retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1. The World Health Organization. IARC. Globocan 2018. Estimated number of deaths in 2018. http://gco.iarc.fr/ [Accessed March 2020].
2. The World Health Organization. IARC. Globocan 2018. Estimated number of new cases in 2018. http://gco.iarc.fr/ [Accessed March 2020].
3. National Cancer Institute. (2019). Cancer Stat Facts: Ovarian Cancer Available at: https://seer.cancer.gov/statfacts/html/ovary.html [Accessed March 2020].
4. Gupta et al. (2019). Maintenance therapy for recurrent epithelial ovarian cancer: current therapies and future perspectives - a review. Journal of Ovarian Research. 12, 103 (2019). https://doi.org/10.1186/s13048-019-0579-0
5. DiSilvestro et al. (2018). Maintenance treatment of recurrent ovarian cancer: Is it ready for prime time?. Cancer Treatment Reviews, 69, pp.53-65.
6. American Cancer Society. (2019). Understanding Maintenance Therapy. Available at: www.cancer.net/navigating-cancer-care/how-cancer-treated/understanding-maintenance-therapy [Accessed March 2020].

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 12 March 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary